Exhibit 99.2

FOR IMMEDIATE RELEASE

LABCORP ANNOUNCES AGREEMENT TO ACQUIRE LIPOSCIENCE

Acquisition Price of $5.25 Per Share in All Cash Transaction

NMR LipoProfile test expands LabCorp’s offering of personalized diagnostic tests

BURLINGTON, NC, September 25, 2014 — Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and LipoScience, Inc. (NASDAQ: LPDX), a provider of specialized cardiovascular diagnostic laboratory tests based on nuclear magnetic resonance (NMR) technology, today announced that they entered into a definitive merger agreement under which LabCorp would acquire LipoScience for a purchase price of $5.25 per share in cash, or a transaction value of $85.3 million which represents a total enterprise value of approximately $63 million. The Board of Directors of LipoScience has unanimously approved the agreement and recommended approval of the transaction by LipoScience’s stockholders.

“We are very pleased that LipoScience, a premier laboratory focused on personalized diagnostics for cardiovascular and metabolic disorders, is joining the LabCorp family,” said David P. King, Chairman and Chief Executive Officer of LabCorp.  “LipoScience's NMR LipoProfile test will enhance our innovative clinical decision support programs, advancing the Fifth Pillar of our strategy as we provide ever-broader, differentiated knowledge services to physicians and patients.  Furthermore, LipoScience's novel application of NMR technology furthers the Fourth Pillar of our strategy by continuing our leadership in scientific innovation. In addition to LipoScience's strategic fit, the transaction is expected to be accretive to LabCorp's earnings in year one, and to earn its cost of capital by year three.”

“We believe LipoScience becoming part of LabCorp is a great outcome for patients, physicians, and our other stakeholders,” said Howard Doran, President and Chief Executive Officer of LipoScience. “The NMR LipoProfile® test is the only FDA-cleared test for measuring LDL-particle number (LDL-P) that offers actionable information for physicians and patients in the management of cardiovascular disease. We want to thank our employees for their hard work and dedication in making our differentiated test available to thousands of patients each day.”

The transaction is subject to customary closing conditions including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by LipoScience’s stockholders. The transaction is expected to close in the fourth quarter of 2014.

Canaccord Genuity Inc. served as financial advisor and provided a fairness opinion to LipoScience in connection with the transaction.

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About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.8 billion in 2013, over 34,000 employees worldwide, and more than 220,000 clients, LabCorp offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics. LabCorp furthers its scientific expertise and innovative clinical testing technology through its LabCorp Specialty Testing Group: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc, The Center for Esoteric Testing, Litholink Corporation, Integrated Genetics, Integrated Oncology, Dianon Pathology, Monogram Biosciences, Inc., Colorado Coagulation, Cellmark Forensics, MedTox, and Endocrine Sciences. LabCorp conducts clinical trials testing through its LabCorp Clinical Trials division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our website at: www.labcorp.com.

About LipoScience

LipoScience, Inc. is focused on developing diagnostic tests based on nuclear magnetic resonance (NMR) technology to improve the quality of patient care in cardiovascular, metabolic and other diseases. The NMR LipoProfile® test, LipoScience's first proprietary test, is an FDA-cleared blood test that directly quantifies LDL particle number (LDL-P) and provides physicians and their patients with actionable information to personalize management of heart disease. For further information on LipoScience, please visit www.liposcience.com.

Additional Information about the Acquisition

This communication may be deemed to be a solicitation of proxies in respect of the proposed acquisition of LipoScience by LabCorp. In connection with the proposed acquisition, LipoScience intends to file a proxy statement and other relevant materials with the U.S. Securities and Exchange Commission (SEC). Investors and stockholders of LipoScience are urged to read the proxy statement and other relevant materials filed with the SEC when they become available because they will contain important information about the proposed acquisition. The definitive proxy statement will be mailed to LipoScience stockholders. Investors and stockholders may obtain a free copy of the proxy statement when it becomes available, and other documents filed by LipoScience, at the SEC's website, www.sec.gov. In addition, these documents (when they are available) can also be obtained by investors and stockholders free of charge at LipoScience’s website, www.liposcience.com, or from LipoScience upon written request to its Corporate Secretary at 2500 Sumner Boulevard, Raleigh, NC 27616.

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LabCorp, LipoScience and certain of their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from stockholders of LipoScience in connection with the proposed acquisition. Information about LabCorp's directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 4, 2014. Information about LipoScience's directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 29, 2014. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the acquisition will be included in the proxy statement related to the acquisition to be filed with the SEC.

Forward Looking Statements

Investors are cautioned that statements in this press release that are not strictly historical statements constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp and LipoScience that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. These risks and uncertainties include, among others, the risk that LipoScience stockholder or regulatory approval may not be obtained; competing offers may be made; changes may occur in either company’s businesses during the period between now and the anticipated closing; the transaction may not close within the expected timeframe or at all; the transaction may not achieve the anticipated strategic benefits; customers, suppliers, employees or strategic partners may have adverse reactions to the proposed transaction; and the integration of LipoScience into LabCorp’s business subsequent to the closing of the transaction may not be successful; as well as other factors detailed in LabCorp’s and LipoScience’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent SEC filings, and LipoScience’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent SEC filings.

Contact:

Laboratory Corporation of America® Holdings

Investor/Media Inquiries: Stephen Anderson 336-436-5076

Company Information: www.labcorp.com

LipoScience, Inc.

Investor/Media Contact: ICR

Bob Yedid, 646-277-1250

Company Information: www.liposcience.com

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